Exhibit 99.9

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2014 (the “Form 40-F”), I, Chester M. Moore, P. Eng., hereby consent to the use of my name in connection with the reference to the report entitled “Technical Report on the El Peñón Mine, Northern Chile” dated December 7, 2010 (the “Report”) and to the inclusion of references to and summaries of the Report in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Report in Yamana's Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047) and on Form F-10 (File No. 333-202140).

By:    /s/ Chester M. Moore
Name: Chester M. Moore, P.Eng.

March 27, 2015